UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common Stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Nicola Snook
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
446,668,038

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
446,668,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,668,038

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%*

14	TYPE OF REPORTING PERSON
CO

* Based on the 1,427,341,241 shares of common stock of Reynolds American Inc. that Reynolds American Inc. reported in its Report on Form 10-Q for the quarterly period ended March31, 2016, filed on April 26, 2016, to be issued and outstanding as of April 4, 2016.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
602,028,556*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
602,028,556*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
602,028,556*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%**

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 155,360,518 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville.

** Based on the 1,427,341,241 shares of Common Stock that the Issuer reported in its Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on April 26, 2016, to be issued and outstanding as of April 4, 2016.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
602,028,556*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
602,028,556*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
602,028,556*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%**

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 155,360,518 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c.

** Based on the 1,427,341,241 shares of Common Stock that the Issuer reported in its Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on April 26, 2016, to be issued and outstanding as of April 4, 2016.

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission on June 19, 2015 (the “Original Schedule 13D”) relating to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Reynolds American Inc., a North Carolina corporation (the “Issuer”) beneficially owned by Brown & Williamson Holdings, Inc. (“B&W”), Louisville Securities Limited (“Louisville”) and British American Tobacco p.l.c. This Amendment No. 1 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND

Schedules A and B of the Original Schedule 13D are hereby deleted and replaced in their entirety by Schedules A and B attached hereto and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On July 25, 2016, B&W, Louisville and the Issuer entered into a Share Repurchase Agreement, dated July 25, 2016  (the “SRA”), which provides for the participation by B&W and Louisville in the Issuer’s share repurchase program for the purchase of outstanding shares of Common Stock.

A copy of the SRA is filed herewith as an exhibit and incorporated herein by reference, and the foregoing description of the SRA is qualified in its entirety by reference to the SRA filed herewith.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the incorporation by reference to the information provided above in the response to Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.8  Share Repurchase Agreement, dated July 25, 2016, between Reynolds American Inc., Brown & Williamson Holdings, Inc. and Louisville Securities Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 26, 2016

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: Director

Louisville Securities Limited

By:	/s/ Steve Dale
Name: Steve Dale
Title: Director

British American Tobacco p.l.c.

By:	/s/ Nicola Snook
Name: Nicola Snook
Title: Company Secretary

SCHEDULE A

BAT ENTITIES

BAT Entity	Name, state or other place of organization	Address of the principal office

British American Tobacco p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (1998) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Weston (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

B.A.T. Industries p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British-American Tobacco (Holdings) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Louisville Securities Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

BATUS Holdings Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803

Brown & Williamson Holdings, Inc.	Delaware	103 Foulk Road, Suite 117, Wilmington, DE 19803

SCHEDULE B

BAT DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below.  Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Susan J. Mair Southside, 6th Floor, 105 Victoria Street, Victoria, London SW1E 6QT	United Kingdom
Director, Strategic and Business Development, of Chime plc, whose business address is Southside, 6th Floor, 105 Victoria Street, Victoria, London SW1E 6QT, United Kingdom and whose principal business is international communications and sports marketing.

Also Non-executive Director of BAT, Dairy Crest Group p.l.c., Millennium & Copthorne Hotels p.l.c. and Accsys Technologies p.l.c.

Ann F. Godbehere 2 Eastbourne Terrace, London W2 6LG, United Kingdom	United Kingdom and Canada	Non-executive Director of BAT, Prudential p.l.c., UBS A.G., Rio Tinto p.l.c., Rio Tinto Limited and UBS Group A.G.

J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Savio Kwan No. 3005 Hongmei Road, Shanghai, China	United Kingdom
Co-Founder and Chief Executive Officer of A&K Consulting Co Ltd, whose business address is No. 3005 Hongmei Road, Shanghai, China, and whose principal business is the provision of consultancy services to entrepreneurs and their start-up businesses in China.

Also Non-executive Director of BAT.

Dr. Pedro S. Malan Rua Candelaria 66, Rio de Janeiro, RJ Brazil, CEP 20091-900 Brazil	Brazil	Non-executive Director of BAT, Thomson Reuters Founders Share Company Limited, EDP - Energias do Brasil S.A. and Mills Estruturas e Servicos de Engenharia S.A.

Christine J. M. Morin-Postel 1 Water Street, London WC2R 3LA, United Kingdom	France	Non-executive Director of BAT, Groupe Bruxelles Lambert S.A. and Hightech Payment Systems S.A.

Dr. Gerard M. Murphy 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom and Republic of Ireland
Non-executive Director of BAT, The Blackstone Group International Partners LLP, Jack Wolfskin Ausrustung fur Draussen GmbH & Co. KGaA, JW Germany Holding GmbH, Intertrust Holdco B.V., Intertrust Investmentco B.V. and Intertrust Group B.V.

Nicandro Durante	Brazil and Italy	Chief Executive Also Non-executive Director of Reckitt Benckiser Group p.l.c.

E. Dimitri G. Panayotopoulos 1 Water Street, London, WC2R 3LA, United Kingdom	United Kingdom	Non-executive Director of BAT, Logitech and Boston Consulting Group

Kieran C. Poynter 1 Water Street, London, WC2R 3LA, United Kingdom	United Kingdom	Non-executive Director of BAT, International Consolidated Airlines Group S.A., F&C Asset Management p.l.c. and Nomura International p.l.c.

Richard G. W. Burrows 1 Water Street, London, WC2R 3LA, United Kingdom	Republic of Ireland	Non-executive Director of BAT, Carlsberg A/S and Rentokil Initial p.l.c.

Karen M. A. de Segundo 1 Water Street, London, WC2R 3LA, United Kingdom	The Netherlands	Non-executive Director of BAT, EQT Partners AB and E.ON S.E.

Dr. Richard Tubb 1 Water Street, London WC2R 3LA, United Kingdom	U.S.A.	Non-executive Director of BAT

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Alan Davy	United Kingdom	Group Operations Director

Giovanni Giordano	U.S.A. and Italy	Human Resources Director

J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Kingsley Wheaton	United Kingdom	Managing Director, Next Generation Products

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Robert J. Casey	U.S.A.	Assistant General Counsel

Robert Fergus Heaton	United Kingdom	Head of Corporate Tax – UK

J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Jack Bowles 16th Floor, Two IFC, 8 Finance Street, Central, Hong Kong	France	Regional Director, Asia Pacific

J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Nicandro Durante	Brazil and Italy	Chief Executive Also Non-executive Director of Reckitt Benckiser Group plc

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Robert J. Casey	U.S.A.	Assistant General Counsel

Steven Glyn Dale	United Kingdom	Head of Tax

J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Tadeu L. Marroco	United Kingdom	Business Development Director

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Jerome Bruce Abelman	U.S.A.	Legal and External Affairs Director

Andrew M. Gray	United Kingdom and Brazil	Marketing Director

Jack Bowles 16th Floor, Two IFC, 8 Finance Street, Central, Hong Kong	France	Regional Director, Asia Pacific

Alan Davy	United Kingdom	Group Operations Director

Giovanni Giordano	U.S.A. and Italy	Human Resources Director

J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Tadeu L. Marroco	United Kingdom	Business Development Director

Nicandro Durante	Brazil and Italy	Chief Executive Also Non-executive Director of Reckitt Benckiser Group p.l.c.

Ricardo C. Oberlander	Brazil	Regional Director, Americas

Dr. David O’Reilly	United Kingdom	Group Scientific Director

Naresh K. Sethi	Australia	Regional Director, Western Europe

Johan M. Vandermeulen	Belgium	Regional Director, EEMEA

Kingsley Wheaton	United Kingdom	Managing Director, Next Generation Products

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Robert J. Casey	U.S.A.	Assistant General Counsel

J. Benedict Stevens 1 Water Street, London WC2R 3LA, United Kingdom	United Kingdom	Finance Director

Tadeu L. Marroco	United Kingdom	Business Development Director

Steven Glyn Dale	United Kingdom	Head of Tax

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

L. Brent Cotton (Director and President) 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
President of Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business financial services.

Michael J. Walter (Director and Treasurer) 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.	Consultant, whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business consulting services.

Lisa M. Oakes (Director and Secretary) 103 Foulk Road, Suite 101, Wilmington, DE 19803	U.S.A.
Vice President of Corporation Service Company, whose business address is 103 Foulk Road, Suite 101, Wilmington, DE 19803, and whose principal business is the provision of corporate and administrative services.*

Brown & Williamson Holdings, Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Timothy J. Hazlett (Director and President) 627 Eagle Watch Lane, Osprey, FL 34229	U.S.A.
Managing Member of T. J. Hazlett, LLC, whose business address is 627 Eagle Watch Lane, Osprey, FL 34229, and whose principal business is the provision of consulting services.

Managing Member of Hazlett Corporate Counsel, PLLC, whose business address is 401 South 4th Street, Suite 1010, Louisville, KY 40202, and whose principal business is the provision of legal services.

Robert J. Casey (Director)	U.S.A.	Assistant General Counsel

Andrew T. Panaccione (Director and Secretary) 103 Foulk Road, Suite 101, Wilmington, DE 19803	U.S.A.
Vice President of Corporation Service Company, whose business address is 103 Foulk Road, Suite 101, Wilmington, DE 19803, and whose principal business is the provision of corporate and administrative services.*

L. Brent Cotton (Treasurer) 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
President of Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business financial services.

*The principal employer of these individuals, Corporation Service Company, provides corporate and administrative services.  As a result, in the course of their principal employment these individuals are engaged, employed or appointed by a number of unrelated entities who engage their principal employer for the provision of corporate and administrative services.

EXHIBIT INDEX

Exhibit Number	Description

99.8	Share Repurchase Agreement, dated July 25, 2016, between Reynolds American Inc., Brown & Williamson Holdings, Inc. and Louisville Securities Limited